Exhibit 8.1

Significant Subsidiaries

The following is a list of all of our significant subsidiaries, including the name, country of incorporation or residence, the proportion of our ownership interest in each and, if different, the proportion of voting power held by us.

Name of Subsidiary	Country of Incorporation or Residence	Percentage of Ownership Interest	Percentage of Voting Power (if Different from Ownership Interest)
NICE Systems, Inc.	United States	100%	—
NICE Systems GmbH	Germany	100%	—
NICE Systems Canada Ltd.	Canada	100%	—
NICE CTI Systems UK Ltd.	United Kingdom	100%	—
STS Software Systems (1993) Ltd.	Israel	100%	—
NICE APAC Ltd.	Hong Kong	100%	—
NiceEye BV	Netherlands	100%	—
NiceEye Ltd.	Israel	100%	—
Nice Systems S.A.R.L.	France	100%	—
Racal Recorders, Ltd.	United Kingdom	100%	—
Nice Interactive Solutions India Private Ltd.	India	100%	—
Nice Japan Ltd.	Japan	100%	—
Nice Systems Latin America, Inc.	United States	100%	—